EXHIBIT 12

		  MINNESOTA MINING AND MANUFACTURING COMPANY
			       AND SUBSIDIARIES

	       CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
			    (Dollars in millions)

                            				     1994     1993     1992     1991     1990

EARNINGS

Income Before Income Taxes,
  Minority Interest and            $2,154   $2,002   $1,947   $1,877   $2,135
  Cumulative Effect of
  Accounting Changes

Add:

Interest on debt                       87       50       76       97       98

Interest component of the ESOP
  benefit expense                      39       41       42       44       45

Portion of rent under operating
  leases representative of
  the interest component               49       47       47       47       44


Less:

Equity in undistributed income
  of 20-50 percent owned companies      2      --        (1)      (6)       1

	  TOTAL EARNINGS AVAILABLE
	  FOR FIXED CHARGES              $ 2,327    $2,140   $2,113   $2,071  $2,321


FIXED CHARGES

Interest on debt                       87       50       76       97       98

Interest component of the ESOP
   benefit expense                     39       41       42       44       45

Portion of rent under operating
   leases representative of
   the interest component              49       47       47       47       44

	  TOTAL FIXED CHARGES             $  175   $  138   $  165   $  188   $  187

RATIO OF EARNINGS TO FIXED CHARGES  13.30    15.51    12.81    11.02    12.42